FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and
                              Form 10-QSB [ ] Form N-SAR
      For Period Ended:  DECEMBER 31, 1996
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: ______________________

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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      NOT APPLICABLE

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Part I - Registrant Information

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      Full Name of Registrant:  WIRELESS CABLE & COMMUNICATIONS, INC.

      Former Name if Applicable
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      Address of Principal Executive Office (Street and Number):  102 WEST 500
SOUTH,  SUITE 320

      City, State and Zip Code:  SALT LAKE CITY, UTAH  84101

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

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      (a)   The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative Response

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State below in reasonable detail the reasons why Form 10-K and 10- KSB, 20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)
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Part IV - Other Information

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      (1)   Name and telephone number of person to contact in regard to this notification

      J. GORDON HANSEN, ESQ.         (801) 532-1234
            (Name)             (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ] Yes  [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    WIRELESS CABLE & COMMUNICATIONS, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 31, 1997  By              /S/ Anthony Sansone
                                 Anthony Sansone, Secretary and
Treasurer

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                                    ATTACHMENT

Part III    Narrative Response

      Registrant only recently received funds sufficient to complete the audit by its certified public accounts of Registrant's books and records. Registrant's audit is currently being conducted, and should be completed within the next 10 days.

      The results of Registrant's audit are essential to the completion by Registrant of its Annual Report on Form 10-KSB. Because Registrant will be unable to complete its Form 10-KSB prior to its due date, Registrant has filed this Form 12b-25, Notification of Late Filing, for the purpose of obtaining an extension of the due date for Registrant's Form 10-KSB.